Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Extension of Exposure Period

Melbourne, Australia, 17 November 2015. Progen Pharmaceuticals Limited (the Company) (ASX: PGL, OTC: PGLA) wishes to advise that the exposure period of the Prospectus, as lodged with ASIC and announced to the ASX on 10 November 2015, has been extended by ASIC today for a further 7 days in accordance with section 727(3) of the Corporations Act 2001.

The Company will continue to keep the market updated.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638